300 American Road, Morris Plains, New Jersey 07950

March 4, 2009

VIA EDGAR AND FAX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C. 20549

Mail Stop 6010

Attn: Jim B. Rosenberg

RE:	Immunomedics, Inc. Form 10-K for the Year Ended June 30, 2008 Form 10-Q for the Period Ended September 30, 2008 File No. 000-12104

Dear Mr. Rosenberg:

This letter is submitted on behalf of Immunomedics, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings, as set forth in your letter dated February 4, 2009 (the “Comment Letter”). Further to the Company’s letter to the Commission on February 18, 2009, the Company hereby requests an additional extension of ten (10) business days (through March 18, 2009) to respond to the Comment Letter.

If you have any questions regarding the foregoing, please do not hesitate to call me at (973) 605-8200.

Sincerely,

Gerald G. Gorman

Senior Vice President, Finance and Business

Development, and Chief Financial Officer

cc: Andrew P. Gilbert, Esq., Morgan, Lewis & Bockius LLP

Tel. (973) 605-8200               —               Web:www.immunomedics.com               —               FAX (973) 605-8282